Via Electronic Submission through EDGAR

September 24, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC 20549

Attention:  Mara L. Ransom, Assistant Director

Re:

APD Antiquities, Inc.

Preliminary Information Statement on Schedule 14C

Filed August 27, 2012

File No. 000-50738

Ms. Ransom:

This letter is being filed on EDGAR in regards to the Staff’s comment letter to us, dated September 11, 2012, in connection with our above referenced Preliminary Schedule 14C.  The Staff’s comment letter referred to above, included a deadline for our response by September 25, 2012.  As we have experienced delays in obtaining financial statements from Northern Adventures, Inc., from whom we are proposing to acquire mining assets, and in obtaining pro forma financial statements from our accountants, we request an extension for our response to Tuesday, October 2, 2012.

Please do not hesitate to contact our securities counsel, Michael R. Espey at (206) 860-6022 should you have any questions, comments, or responses about the contents of this letter.

Sincerely,

Cindy Swank

President and CEO

APD Antiquities, Inc.